[JACKSON NATIONAL ASSET MANAGEMENT, LLC
LETTERHEAD OMITTED]

MEMORANDUM
TO:	Ellen J. Sazzman U. S. Securities and Exchange Commission
FROM:	Susan S. Rhee Senior Vice President & General Counsel
DATE:	January 3, 2011
SUBJECT:	Response to Comments to Form PRE14A for JNL Series Trust (“Trust”) File Nos: 33-87244 and 811-8894

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (“Commission” and “Commission Staff”, as appropriate) comments received on December 23, 2010 to the Trust’s PRE14A filing.

The comments are repeated below in italics, with responses immediately following. We have also included the revised pages from the proxy statement and proxy voting card, as applicable.

Proxy Statement

1.	Please confirm that the fund name on the front cover page of the proxy statement is and will continue to be the same as the EDGAR identifiers associated with the prospectus.

Response:  The Series and Class Identifiers have been updated to reflect the list of Funds on the first page.

2.	Please describe the potential adverse consequence of permitting foreign investing in the JNL/Select Money Market Fund in excess of 25%.

Response:  The Registrant has added the following disclosure after the second paragraph of the section entitled “Information Concerning the Fundamental Policy Change for the JNL/Select Money Market Fund.”

Foreign investments are subject to the same risks that pertain to domestic issuers, most notably including, credit risk and market risk.  Foreign investments are also subject to some additional risks including: changing local and regional economic, political and social conditions, fluctuating currency values, and greater market volatility. In addition, foreign securities may not be as liquid as domestic securities.  However, foreign investments will undergo the same type of credit analysis as domestic issuers, and will have at least the same financial strength as the domestic issuers approved for the Fund.

3.	The investments in foreign banks is potentially unlimited, but please state if there is a potential maximum percentage limitation of foreign investment for the JNL/Select Money Market Fund.

Response:  The Registrant has added the following disclosure to the section entitled “Information Concerning the Fundamental Policy Change for the JNL/Select Money Market Fund.”

Investments in foreign banks is potentially unlimited, but the Fund anticipates foreign investment to be no more than 40%.

4.	Please describe how this added flexibility is in the best interests of the JNL/Select Money Market Fund and the JNL/Select Money Market Fund‘s shareholders.

Response:  The Registrant has added the following sentence to the end of the fourth paragraph of the section entitled “Information Concerning the Fundamental Policy Change for the JNL/Select Money Market Fund.”

The added flexibility will provide a larger opportunity set which allows for a more diverse portfolio and the potential for increased yield.

5.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the registrant and its management are in possession of all facts relating to a fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  The Registrant has included the Tandy Representation Letter as a part of this response.

6.	Please add any additional information regarding the Board’s basis for approving the change to the JNL/Select Money Market Fund.

Response:  The Registrant has added the underscored language to the second paragraph on page 4 of the proxy statement.

The Board reviewed current investment limitations and discussed the sub-adviser’s management of the Fund, including, investments in bank securities and time deposits.  The Board also reviewed the management of other money market funds, industry practice, and previous SEC guidance in this area.  The Board has approved the change in the fundamental investment restriction regarding investments in foreign banks.  If Shareholders approve the proposed change to the fundamental investment restriction regarding investments in foreign banks, the Fund would be permitted to invest in foreign bank securities beyond the current 25% limit because the Fund will no longer distinguish between U.S. and foreign banks.  The change in the fundamental investment restriction regarding investments in foreign banks would allow Wellington more flexibility in managing the Fund.

Proxy Voting Card

7.	Please submit a new proxy voting card and include what the fundamental change is in Item 1.

Response:  The Registrant has modified the proxy voting card to include what the fundamental change is that shareholder’s will be voting on.

It is the Trust’s intention to respond fully to the Commission Staff’s comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336.  Thank you for your prompt attention to this matter.

cc:  File

SUMMARY OF THE PROPOSAL

PROPOSAL: TO APPROVE OR DISAPPROVE A FUNDAMENTAL POLICY CHANGE TO THE JNL/SELECT MONEY MARKET FUND

Introduction

This proxy statement is being furnished to Shareholders of the Fund, a series of the Trust.  This proxy statement relates to the approval by the Board of the change in a fundamental policy of the Fund.  The Trust is providing this proxy statement to Shareholders investing in the Fund as of January 18, 2011.

At the meeting of the Board held on November 22-23, 2010, Jackson National Asset Management, LLC (“JNAM” or “Adviser”), whose address is 225 W. Wacker Drive, Chicago, Illinois 60606, recommended a fundamental policy change for the Fund to permit investments in foreign bank securities beyond the current 25% limit set forth in the Trust’s Prospectus and Statement of Additional Information.  The Board has approved the Policy Change.  The Board, including all Trustees who are not “interested persons” of the Trust (as defined by the 1940 Act) (“Independent Trustees”), approved the record date as of the close of business on January 18, 2011, for determination of Shareholders entitled to receive the proxy statement regarding the Policy Change for the Fund, and for Shareholders to vote on the Policy Change.

The Trust, a Massachusetts business trust, is an open-end management investment company, commonly known as a mutual fund, registered under the 1940 Act.  The Trust currently offers shares in 79 funds.

As Adviser to the Trust, JNAM selects, contracts with, compensates, and monitors sub-advisers (“Sub-Advisers”) to manage the investment and reinvestment of the assets of each of the funds.  In addition, JNAM monitors the compliance of the Sub-Advisers with the investment objectives and related policies of each fund, and reviews the performance of the Sub-Advisers and reports on such performance to the Board.  JNAM does not currently manage any of the funds’ assets on a day-to-day basis, but is responsible for the allocations of some of the funds.

JNAM is a wholly-owned subsidiary of JacksonSM which, in turn, is wholly owned by Prudential plc, a publicly traded company incorporated in the United Kingdom. Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.  JNAM also serves as the Trust’s Administrator.  Jackson National Life Distributors LLC (“JNLD”), whose address is 7601 Technology Way, Denver, Colorado 80237, is the principal underwriter of the shares of the Fund.  JNLD is a wholly-owned subsidiary of JacksonSM.

Information Concerning the Fundamental Policy Change for the JNL/Select Money Market Fund

JNAM is recommending a fundamental policy change for the Fund, which is sub-advised by Wellington Management Company, LLP (“Wellington”).  The fundamental policy change is to permit investments in foreign bank securities beyond the current 25% limit set forth in the Trust’s Prospectus and Statement of Additional Information.

All mutual funds are required to adopt fundamental policies with respect to a limited number of matters.  Fundamental investment restrictions or policies cannot be changed, as a matter of law, without shareholder approval.

Foreign investments are subject to the same risks that pertain to domestic issuers, most notably including, credit risk and market risk.  Foreign investments are also subject to some additional risks including: changing local and regional economic, political and social conditions, fluctuating currency values, and greater market volatility. In addition, foreign securities may not be as liquid as domestic securities.  However, foreign investments will undergo the same type of credit analysis as domestic issuers, and will have at least the same financial strength as the domestic issuers approved for the Fund.

The Board has approved the changes to the Fund’s fundamental investment policy, shown in bold below:

(2)
No Fund (except for the JNL/Invesco Global Real Estate Fund, JNL/BlackRock Commodity Securities Fund, JNL/Select Money Market Fund, JNL/Red Rocks Listed Private Equity Fund, JNL/S&P Disciplined Moderate Fund, JNL/S&P Disciplined Moderate Growth Fund and JNL/S&P Disciplined Growth Fund) may invest more than 25% (for the Invesco sub-advised Fund, the percentage limitation is a non-fundamental restriction) of the value of their respective assets in any particular industry (other than U.S. government securities and/or foreign sovereign debt securities).  It is important to note that industry classification may be very narrow.  For example, the telecommunications industry is comprised of several services, which are considered separate industries by the Sub-Advisers.  Services can include cellular, long distance, paging and messaging, satellite or data and internet.  As the telecommunications industry continues to expand, there may be more service industries created.  Similarly, within the metals and mining industry, issuers may be classified into several distinct industries that are considered separate industries, including, but not limited to the following: aluminum, diversified metals and mining, gold, precious metals and minerals, steel, copper, and nickel.  As different industries continue to expand, new technologies are created, and companies continue to specialize, there may be more industries created.  Currency positions are not considered to be an investment in a foreign government for industry concentration purposes, but may be considered an investment in a foreign government for other portfolio compliance testing purposes.

Investments in foreign banks is potentially unlimited, but the Fund anticipates foreign investment to be no more than 40%.

Discussions with Wellington have highlighted the value of investments in foreign banks.  The Securities and Exchange Commission (“SEC”) had historically limited money market fund investments in foreign banks to 25% of a money market fund’s assets.  The Fund was structured to comply with those requirements when the Fund was created.  In 1998, the SEC removed this limitation and money market funds were free to invest unlimited amounts in U.S. banks, and U.S. branches of foreign banks. The added flexibility will provide a larger opportunity set which allows for a more diverse portfolio and the potential for increased yield.

The Board reviewed current investment limitations and discussed the sub-adviser’s management of the Fund, including, investments in bank securities and time deposits.  The Board also reviewed the management of other money market funds, industry practice, and previous SEC guidance in this area.   The Board has approved the change in the fundamental investment restriction regarding investments in foreign banks.  If Shareholders approve the proposed change to the fundamental investment restriction regarding investments in foreign banks, the Fund would be permitted to invest in foreign bank securities beyond the current 25% limit.  The change in the fundamental investment restriction regarding investments in foreign banks would allow Wellington more flexibility in managing the Fund.

If the Proposal is approved by the Fund’s shareholders, the Policy Change will be effective May 2, 2011.

THE BOARD OF TRUSTEES, INCLUDING THE INDEPENDENT TRUSTEES, RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” APPROVAL OF THE PROPOSAL.

 EVERY SHAREHOLDER’S VOTE IS IMPORTANT

Your Vote is important!

And now you can Vote on the PHONE or the INTERNET.

It saves Money! Telephone and Internet voting saves postage costs.  Savings which can help minimize fund expenses.

It saves Time!  Telephone and Internet voting is instantaneous – 24 hours a day.

It’s Easy!  Just follow these simple steps:

1.  Read your proxy statement and have it at hand.

2.  Call toll-free 1-800-337-3503 or go to website: www.proxy-direct.com

3.  Enter the 14-digit number located in the shaded box from your Proxy Card.

4.  Follow the recorded or on-screen directions.

5.  Do not mail your Proxy Card when you vote by phone or Internet.

Please detach at perforation before mailing.

PROXY                                                                              JNL/ SELECT MONEY MARKET FUND                                                                                                              PROXY
PROXY FOR THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MARCH 15, 2011

The undersigned hereby appoints Thomas J. Meyer, Mark D. Nerud and Susan S. Rhee and each of them separately, proxies with power of substitution to each, and hereby authorizes them to represent and to vote, as designated below, at the Special Meeting of Shareholders of JNL/Select Money Market Fund, on March 15, 2011, at 9:00 a.m. Eastern Time at the offices of Jackson National Life Insurance Company, 1 Corporate Way, Lansing, Michigan 48951, and any adjournment thereof, all the shares of the Fund which the undersigned would be entitled to vote if personally present. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE PROPOSAL.

VOTE VIA THE TELEPHONE:  1-800-337-3503
VOTE VIA THE INTERNET:  www.proxy-direct.com

 [999 9999 9999 999]       [                                             ]

Note: Please sign exactly as your name appears on this proxy.  All joint owners should sign.  When signing as executor, administrator, attorney, trustee or guardian or as custodian for a minor please sign full title as such.  If a corporation, please sign in full corporate name and indicate the signer’s office.  If a partner, sign in the partnership name.
_________________________________________________
Signature(s)
_________________________________________________
Title(s), if applicable
_________________________________________________
Date                                                                  22099_122910

EVERY SHAREHOLDER’S VOTE IS IMPORTANT

Important Notice Regarding the Availability of Proxy Materials for the
Shareholder Meeting to Be Held on March 15, 2011.
The Proxy Statement for this meeting is available at: https://www.proxy-direct.com/jnl22099

Please detach at perforation before mailing.

THIS PROXY CARD IS JOINTLY SOLICITED BY JACKSON NATIONAL LIFE INSURANCE COMPANY AND JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK.

PLEASE MARK VOTE AS IN THIS EXAMPLE: [   ]

		FOR	AGAINST	ABSTAIN
1.	To approve a change to the fundamental investment policy of the Fund to permit investments in foreign bank securities beyond the current 25% limit.	[ ]	[ ]	[ ]
2.	To transact such other business as may properly come before the Meeting or any adjournment thereof.	[ ]	[ ]	[ ]

PLEASE VOTE, SIGN AND DATE THIS PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE.

22099_122910

EVERY CONTRACT OWNER’S VOTE IS IMPORTANT

Your Vote is important!

And now you can Vote on the PHONE or the INTERNET.

It saves Money! Telephone and Internet voting saves postage costs.  Savings which can help minimize fund expenses.

It saves Time!  Telephone and Internet voting is instantaneous – 24 hours a day.

It’s Easy!  Just follow these simple steps:

1.  Read your proxy statement and have it at hand.

2.  Call toll-free 1-866-298-8476 or go to website: www.proxy-direct.com

3.  Enter the 14-digit number located in the shaded box from your Voting Instruction Card.

4.  Follow the recorded or on-screen directions.

5.  Do not mail your Voting Instruction Card when you vote by phone or Internet.

Please detach at perforation before mailing.

VOTING INSTRUCTION                                                                              JNL/ SELECT MONEY MARKET FUND                                                                              VOTING INSTRUCTION
PROXY FOR THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MARCH 15, 2011

The undersigned hereby instructs Jackson National Life Insurance Company and/or Jackson National Life Insurance Company of New York (the “Companies”), as issuers through their respective separate accounts of the Variable Contract(s) owned by the undersigned, to vote all the shares in the JNL/Select Money Market Fund of JNL Series Trust related to the Variable Contract owned by the undersigned at the Special Meeting of Shareholders to be held on March 15, 2011, at 9:00 a.m. Eastern Time at the offices of Jackson National Life Insurance Company, 1 Corporate Way, Lansing, Michigan 48951, and any adjournment thereof (“Meeting”).

These instructions are being solicited by Jackson National Life Insurance Company, on behalf of its Jackson National Separate Accounts I, III, IV, and/or V and by JacksonNational Life Insurance Company of New York, on behalf of its JNLNY Separate Account I, JNLNY Separate Account II and JNLNY Separate Account IV.The Company that issued your Variable Contract will vote the shares related thereto as instructed. Unless indicated to the contrary, this voting instruction card shall be deemed to be instructions to vote “FOR” the proposals specified on the reverse side. This voting instruction card also grants discretionary power to vote upon such other business as may properly come before the meeting.

VOTES OF CONTRACT OWNERS FOR WHICH NO VOTING INSTRUCTIONS ARE RECEIVED WILL BE VOTED IN THE SAME PROPORTION AS THE VOTES OF CONTRACT OWNERS FOR WHICH VOTING INSTRUCTIONS ARE RECEIVED. Receipt of the Notice of a Special Meeting of Shareholders and of the accompanying proxy statement is acknowledged by your execution of these voting instructions.

VOTE VIA THE TELEPHONE:  1-866-298-8476
VOTE VIA THE INTERNET:  www.proxy-direct.com

 [99 9999 9999 999]          [                                         ]

Note: Please sign exactly as your name appears on this Voting Instruction.  All joint owners should sign.  When signing as executor, administrator, attorney, trustee or guardian or as custodian for a minor please sign full title as such.  If a corporation, please sign in full corporate name and indicate the signer’s office.  If a partner, sign in the partnership name.
_________________________________________________
Signature(s)
_________________________________________________
Title(s), if applicable
_________________________________________________
Date                                                              22099VI_122910

EVERY CONTRACT OWNER’S VOTE IS IMPORTANT

Important Notice Regarding the Availability of Proxy Materials for the
Shareholder Meeting to Be Held on March 15, 2011.
The Proxy Statement for this meeting is available at: https://www.proxy-direct.com/jnl22099

Please detach at perforation before mailing.

THESE VOTING INSTRUCTIONS ARE JOINTLY SOLICITED BY JACKSON NATIONAL LIFE INSURANCE COMPANY AND JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK.

PLEASE MARK VOTE AS IN THIS EXAMPLE: [   ]

EXAMPLE:

		FOR	AGAINST	ABSTAIN
1.	To approve a change to the fundamental investment policy of the Fund to permit investments in foreign bank securities beyond the current 25% limit.	[ ]	[ ]	[ ]
2.	To transact such other business as may properly come before the Meeting or any adjournment thereof.	[ ]	[ ]	[ ]

PLEASE VOTE, SIGN AND DATE THIS VOTING INSTRUCTION AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE.

22099VI_122910

JNL SERIES TRUST
1 Corporate Way, Lansing Michigan 48951
(517) 381-5500

January 3, 2011

U.S. Securities and Exchange Commission	VIA FACSIMILE (202) 772-9285
Office of Insurance Products
Division of Investment Management
Attn: Ellen Sazzman

Re:	JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above- referenced filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filing effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee
Susan S. Rhee
Vice President, Counsel & Secretary